紫云东方咨询管理有限公司
Ziyun Oriental Consulting Management Co.,Ltd

Zi Yun Dong Fang Limited

Investor Presentation

July 2025

Filed Pursuant to Rule 433
Registration Statement No. 333-287376

Issuer Free Writing Prospectus dated July 31, 2025
Relating to Preliminary Prospectus dated July 28, 2025

Zi Yun Dong Fang Limited

1,500,000 ordinary shares

This free writing prospectus relates to the proposed initial public offering of the ordinary shares (the "Ordinary Shares"), par value of $0.0001 per share, of Zi Yun Dong Fang Limited (the "Company") which are being registered on the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates, and may be accessed through the following web link: www.sec.gov/Archives/edgar/data/2053115/000164117225021202/formf-1a.htm

This presentation (the "Presentation") highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed the Registration Statement (including a preliminary prospectus) with the SEC for the proposed offering to which this communication relates. The Registration Statement has not yet become effective. By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced, or distributed to others at any time without the prior written consent of the Company. Upon request, the recipient will promptly return all materials received from the Company (including this Presentation).

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the proposed offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company and to the certainty or assurance that any proposed acquisition contained in this Presentation will be completed. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment.

Alternatively, we or the representative of the underwriters will arrange to send you the prospectus if you contact Cathay Securities, Inc. via email at service@cathaysecurities.com, Revere Securities LLC via e-mail at contact@reveresecurities.com, or contact Zi Yun Dong Fang Limited, via e-mail at ziyunoriental@163.com.

Forward-looking Statements

This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section of the Company's preliminary prospectus filed on Form F-1. Moreover, we operate in a very competitive and rapidly changing environment.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in the preliminary prospectus filed on form F-1 may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. Thus, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of the Presentation or to conform these statements to actual results or revised expectations.

Offering Summary

Issuer:	Zi Yun Dong Fang Limited
Listing Venue/Ticker:	NASDAQ / YLY
Ordinary Share Outstanding prior to the offering:	15,000,000 Ordinary Shares
Ordinary Share Outstanding after this offering:	16,500,000 Ordinary Shares (or 16,725,000 Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).
Gross Proceeds:	$7,500,000, assuming an offering price of $5.00 per Ordinary Share, the midpoint of the range of the offering price
Price Range:	$4.00 - $6.00 per Ordinary Share
Use of Proceeds:	• 20%- AI infrastructure upgrades • 15%- Team building and training • 30%- Market expansion efforts • 35%- Brand development and outreach
Lock-up:	6 months for officers, directors and 5% or more shareholders
Underwriters:	Cathay Securities, Inc., Revere Securities LLC

Who We Are

We are an advisory and consulting firm specializing in cross-border enterprise services with a strategic focus on Southeast Asia, particularly Vietnam.

Our mission is to provide customers with comprehensive information solutions and achieve sustainable development through innovative technology and high-quality services, providing one-stop cross-border solutions for Chinese enterprises going global and overseas enterprises entering China.

We offer market feasibility reports, site visit services, and corporate support through a comprehensive service system that includes market research, investment planning, company formation, and administrative support. Our approach emphasizes professional leadership, attentive service, and adaptable solutions tailored to clients' unique needs.


VIỆT NAM RỰC RỠ VỚI CON RỒNG XINH ĐẸP LIÊN KẾT CHIA SẺ
璀璨越南聚下龙 · 绚丽链接齐共享

2.23M in Revenue for Fiscal Year Ended May 31, 2024

75.8% gross margin for Fiscal Year Ended May 31, 2024

3+ Years of Operating History

3 Distinct Client Service Offerings

Our Services – Business Feasibility Report

Business Feasibility Report

We provide tailored investment feasibility reports to help businesses evaluate new products, services, or markets, with a goal to reduce risk, identify opportunity, and support informed decision-making

What's Included:

- Market & Demographic Analysis
  - Pinpoint audience size and behavior using location-based data on income, age, household trends, and spending habits
- Competitive Landscape Review
  - Analyze key competitors—strengths, weaknesses, offerings, and positioning—to assess market viability
- Predictive Pricing & Demand Modeling
  - Leverage advanced analytics to forecast demand and identify optimal pricing strategies

Why It Matters:

- Uncovers opportunities and challenges before entering a new market
- Offers objective, actionable recommendations
- Helps refine business strategy, marketing, and operations


REVENUES FOR THE FISCAL YEAR ENDED MAY 31, 2024
Business feasibility report
Site visiting services
Corporate support services
84%
13%
3%

Our Services – Site Visiting Services

Site Visiting Services

We offer hands-on site services in **Vietnam**, helping businesses choose and establish office locations with confidence by guiding clients through inspections, local negotiations, and provide real-time policy interpretation to support informed decision-making

What We Offer:

- Office Site Selection & Inspections
  - Identify ideal locations and assess facilities based on business needs
- Policy & Regulatory Guidance
  - Navigate Vietnam's national and local policies, including:
    - Investment incentives
    - Trade and regulatory frameworks
    - Provincial support measures
    - Tax and tariff regulations
- On-Site Decision Support
  - Offer feedback and insight during visits to help clients avoid costly mistakes

Why It Matters:

- Understand project scope beyond the paperwork
- Spot issues early and ensure compliance
- Strengthen relationships with partners and local officials
- Accelerate setup with richer, in-person communication



Our Services- Corporate Support Services

Social Responsibility & Sustainability

We help businesses establish and run their operations efficiently by providing customized administrative, legal, and staffing support to ease local integration

What We Offer:

- Office Setup & Logistics
  - Assist with office selection, rent payments, furniture procurement, and workspace setup
- Business Registration Support
  - Guide clients through legal procedures, funding proof, and approval processes to ensure a smooth launch
- Local Recruitment & HR Services
  - Help source and manage staff, offering comprehensive operational and personnel support
- Localization & Cultural Integration
  - Provide branding, marketing, and employee relations support through a team of cross-cultural experts



Why It Matters:

- Simplifies setup and daily operations
- Bridges the gap between foreign companies and local environments
- Builds long-term success with strategic, hands-on support
- Enhances communication with local governments and industry groups

Industry Overview

- **Services Segmentation**
  - Strategy Consulting accounted for **19% market share in 2023**
  - Expected to surpass **USD 43 billion by 2032**
  - Focus on market positioning, growth plans, and competitive edge
  - Broad client base across industries and sizes enhances scalability
  - Other Key Segments include Operations & Supply Chain Consulting, Human Resource Consulting, M&A Consulting, Product & Portfolio Management, ESG Consulting, Technology Consulting

- **Enterprise Size**
  - Large Enterprises: 67.8% share
  - Complex needs → High consulting demand
  - SMEs: Growing appetite for transformation

- **Regional Focus**
  - North America: 42% global market share (2023)
  - Strong digital investments
  - Shift to outcome-based pricing

Segment	2021	2022	2023
North America	58,236.0	61,255.9	64,323.8
Europe	35,902.8	37,320.2	38,729.6
Asia Pacific	25,725.6	26,887.1	28,055.1
Latin America	12,862.8	13,296.0	13,719.9
MEA	8,622.3	8,809.9	8,982.6
Total	**1,41,349.5**	**1,47,568.9**	**1,53,811.1**

Source: Global Market Insights, Paid Databases, Primary Research

Business Management Consulting Services

The business management consulting market is growing as more companies pursue **digital transformation**. These efforts often require major changes to technology, operations, and organizational structure—areas where many businesses lack in-house expertise.

Strategic guidance is crucial in the business management consulting service market as it helps organizations navigate complex challenges, optimize operations, and achieve long-term goals.


Global Business Management Consulting Services Market, 2021 – 2032 (USD Billion)
CAGR 4.7%
141.3
147.5
153.8
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

Source: Global Market Insights, Paid Databases, Primary Research

Our Strategies & Growth Opportunities

Client Relationship Optimization

- Personalize services and implement feedback systems to strengthen long-term client loyalty

Digitization

- Leverage big data and CRM tools to better understand client needs and market trends

Social Responsibility & Sustainability

- Promote eco-friendly practices by reducing paper use and advancing digital alternatives

Geographic Expansion

- Enter new Southeast Asian markets within the next three years

Compliance Enhancement

- Monitor local regulations to ensure clients meet legal and industry standards



Product and Service Innovation
Brand Building and Marketing
Partnership Expansion
Talent Cultivation and Team Building

Competitive Strengths

Deep Regional Cooperation	Experienced Management Team	Customized Service Upgrading
• Established close cooperative relationships with government departments, industry associations, and well-known law firms in multiple Southeast Asian countries • We have access to real-time information, allowing us to provide significant support to customers	• A dedicated and experienced management team with a wealth of experience in auditing, corporate finance, enterprise management, and cross-border consulting • Skilled and accomplished board members with backgrounds in finance, capital markets, M&A, and corporate law/governance	• Launched more personalized and customized service packages based on the specific needs of different customers • We are a customer-led company that engages with customers throughout the entire process from market research and corporate strategic positioning to specific business connections and project implementation

The Team

MANAGEMENT



Zixiao Hui

Chairman
& Chief Executive Officer

- Founder of Zi Yun with extensive experience in enterprise management and cross-border consulting
- Currently serves as Chairman of multiple companies, including PetroChina Huifeng (Dalian) Petrochemical and Ziyun Oriental Consulting
- Established a high-density oil trade route in Northeast China through CNPC Huifeng
- Received his Bachelors degree of economics from Liaoning Huashang College of Economics



Xiaohua Gu

Chief Financial Officer

- 20+ years of experience in auditing and corporate finance
- Former CFO of Metalpha Technology Holding Limited (Nasdaq: MATH) from 2016 to 2024
- Previously held senior roles at RichLink international, HEP CPA, and KPMG Consulting China
- Holds a Masters in Economics from Leeds Metropolitan University and a Bachelors in Tourism Management from Shanghai University
- Fellow of the Institute of Public Accountants (IPA) Australia

INDEPENDENT BOARD MEMBERS



Mr. Jeffrey Yick

Independent Director Nominee

- Extensive experience in corporate law and finance
- Founding partner at Yick & Chan Solicitors, with a focus on corporate finance, litigation, and M&A
- Previously served as partner at Cheung and Choy Solicitors and held legal and executive roles at several HK-listed companies
- Received his JD and PCLL from The Chinese University of Hong Kong and a BSc (Hons) in Surveying from The Hong Kong Polytechnic University.



Zijian Tong

Independent Director Nominee

- Over 20 years of experience in finance and capital markets, investment strategy, financial planning, and corporate governance across China and New Zealand
- Founder of Embrace Future International, advising on IPOs, M&A, de-SPACs, and strategic investments
- Serves as director at Decent Holding Inc. (Nasdaq: DXST) and PS International Group Limited (Nasdaq: PSIG)
- Received his Masters degree in Banking and Insurance from INSEEC Bordeaux and his Bachelors degree in Economics from Dalian Maritime University.



Francis Zhang

Independent Director Nominee

- Deep experience in capital markets, M&A, and asset management
- Former CFO and director of Jiuzi Holdings Inc. (Nasdaq: JZXN) from 2020 to 2024
- Held executive roles at Shanghai Qianzhe Consulting, Tebon Innovation Capital, and Sanhua Holding Group
- Holds a Masters degree in Finance from Leeds Metropolitan University and a Bachelors degree in Economics from Zhejiang University of Technology.

Our Financials

Financials

Cost of Revenues
Fiscal Years Ended May 31, 2023 and 2024


2,500,000
1,875,000
1,250,000
625,000
0
+1,016.1%
2023
2024

During the year ended May 31, 2024, cost of revenues increased by $491,401, or 1,016.1%, to $539,761, primarily due to a surge in customer demand across all three service lines following the lifting of quarantine and lockdown measures.

The increase was driven by higher labor costs, including salaries and benefits for employees and outsourced staff, as well as increased expenses related to hotels, transportation, and subcontracting fees paid to recruitment and property agencies.

Revenues
Fiscal Years Ended May 31, 2023 and 2024


3,000,000
2,250,000
1,500,000
750,000
0
+1,610.0%
2023
2024

Total revenues increased by $2,098,486, or 1,610.0%, from $130,337 for the year ended May 31, 2023, to $2,228,823 for the year ended May 31, 2024, primarily driven by a significant rebound in demand across all service lines following the easing of COVID-19-related restrictions.

Revenue growth was led by a $1.7 million increase in business feasibility reports, driven by post-lockdown demand for investment insights. Site visiting and corporate support services contributed an additional $290,330 and $75,446, respectively, reflecting the Company's expanded service offerings and stronger client engagement.

Financials



Net Income and Comprehensive Income
Fiscal Years Ended May 31, 2023 and 2024
1,200,000
900,000
600,000
300,000
0
-300,000
Turn A profit
2023
2024

Net income was $1,062,270 for the year ended May 31, 2024, compared to a net loss of $168,299 for the year ended May 31, 2023, reflecting improved revenue performance and operational scale.



Gross Profit
Fiscal Years Ended May 31, 2023 and 2024
1,800,000
1,350,000
900,000
450,000
0
Higher-margin business
2023
2024

Gross profit increased to $1,689,062 for the year ended May 31, 2024, from $81,977 in the prior year, with gross margin improving to 75.8% from 62.9%. The 12.9 percentage point increase was primarily driven by the higher-margin business feasibility report service, alongside the launch of site visiting and corporate support services during the period.


BUSINESS
BROCHURE




Issuer
Zi Yun Dong Fang LTD

Email: ziyunoriental@163.com
Tel: 852-3523-0206

Address:
Room 809, 8/F, Tsim Sha Tsui Centre, East Wing,
Salisbury Road, Yau Tsim Mong District, Hong Kong

Underwriter
Cathay Securities, Inc.

Email: service@cathaysecurities.com
Tel: 1-(855)939-3888

Address:
40 Wall Street, Suite 3600
New York, NY 10005, United States

Underwriter
Revere Securities LLC

Email: contact@reveresecurities.com
Tel: 1-(212)688-2350

Address:
560 Lexington Ave, 16th floor,
New York, NY 10022, United States